Nabors Industries Ltd.
Mintflower Place
8 Par-La-Ville Road
Hamilton, Bermuda HMO8
July 14, 2010
Via EDGAR
Mr. Sean Donahue
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re:	Nabors Industries Ltd. Annual Report on Form 10-K for the Year Ended December 31, 2009 Definitive Proxy Statement filed April 30, 2010
Dear Mr. Donahue:
          We confirm receipt by Nabors Industries Ltd. (the “Company”), a Bermuda exempted company, of the comment letter of the Commission dated June 30, 2010 with respect to the above-referenced annual report on Form 10-K for the Year Ended December 31, 2009 filed February 26, 2010 (the “10-K”) and the proxy statement (the “Proxy Statement”) relating to the Company’s annual meeting.
          To assist in the Staff’s review of the Company’s responses, we precede each response with the text (in bold type) of the comment as stated in your letter. The Company believes that it has replied to your comments in full. As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.
1.	Definitive proxy statement filed April 30, 2010.

Please confirm in writing that you will comply with the following comment in all future filings. Provide us also with an example of the disclosure you intend to use. After our review of your response, we may raise additional comments.
          The Company will comply with the following comments in all future filings in the manner finally agreed with the Staff. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
2.	Corporate governance, page 7

We note your disclosure that “[t]he Board believes Mr. Isenberg serving as both Chairman and CEO and Mr. Whitman serving as Lead Director provides the most effective leadership structure for the Company at the present time.” Please indicate why you have determined that this leadership structure is appropriate given your specific characteristics or circumstances.
          Consistent with other disclosures in the Proxy Statement, the Company proposes revising the relevant portion of its governance disclosure in future filings to read substantially as follows:
     “Mr. Isenberg brought the Company out of bankruptcy in 1987, and his employment agreement stipulates that he hold the offices of Chairman of the Board and CEO. In light of his decades of executive experience, specifically in the energy and manufacturing industries, the Board has determined that he is the best person to chair the Board and has not requested that he agree to amend his employment agreement. The Board believes that the role of the Lead Director provides an effective check on any concerns that might arise by the combination of the offices of Chairman of the Board and CEO and that Mr. Whitman’s extensive management experience qualifies him to provides that independent oversight.”
3.	How we determine executive compensation, page 17

Please describe the material elements of the instructions or directions given to BDO Seidman with respect to the performance of their duties under your engagement of the firm as your compensation consultant. See Item 407(e)(3)(iii). Please also confirm that no disclosure is required under Item 407(e)(3)(iii)(A) regarding the fees paid to such firm.
          The Compensation Committee retained BDO Seidman to “provide consulting services to the Compensation Committee of the Board of Directors in specific regard to the matter of evaluation and restructuring of compensation arrangements currently in effect for [Messrs. Isenberg and Petrello].” Consistent with their charge, BDO Seidman (i) evaluated the economic benefits available to the executives under their prior employment agreements, (ii) provided information regarding compensation arrangements available to similarly situated executives in the energy services industry (the specific companies are listed in the Proxy Statement), and (iii) provided analyses of the economic benefits to the executives under the Compensation Committee’s proposals to amend the prior employment agreements or to cancel the prior employment agreements and adopt new ones.
          Consistent with the foregoing, we would propose modifying the disclosure in the Proxy Statement in the future in substantially the following manner: “The committee engaged BDO Seidman as its independent compensation consultant with the instruction to assist in the identification and analysis of appropriate elements and levels of executive compensation, including specifically the evaluation and restructuring of compensation arrangements currently in effect for Messrs. Isenberg and Petrello”.
          We hereby confirm that no disclosure is required under Item 407(e)(3)(iii)(A) regarding the fees paid to such firm.
4.	Risk assessment, page 24

We note your disclosure in response to Item 402(s) of Regulation S-K that “the Compensation Committee has reviewed and will continue to review with management the design and operation of our incentive compensation arrangements [, including the performance objectives and the mix of short- and long-term performance horizons used in connection with incentive awards,] for the purpose of assuring that these arrangements will not provide our executives with incentive to engage in business activities or other behavior that would impose unnecessary or excessive risk to the value of our company or the investments of our shareholders.” Please clarify whether your compensation policy and practices regarding risk management and risk-taking incentives will have a material adverse effect on you and describe the process you undertook to reach the conclusion that disclosure of any material adverse effect is not necessary.
          As indicated in the Proxy Statement, the Company attempts to structure its incentive compensation so as not to encourage any additional risk-taking or inappropriate behavior. Although such conservatism may cost the Company business from time to time or reduce its profitability, the Company believes it is prudent management and does not anticipate that its compensation policies or practices will have a material adverse effect on the Company. Indeed the Company believes that its policies are in the long-term best interests of its shareholders. Accordingly, the Company does not believe that additional disclosure is required on this point in future filings.
* * *
          In the event the Staff has additional questions or comments, please contact the undersigned at (281) 775-8166, or you may contact Arnold B. Peinado, III at (212) 530-5546 or Peter C. Bockos at (212) 530-5337 of Milbank, Tweed, Hadley & McCloy LLP.

Sincerely yours,
/s/ Laura W. Doerre
Laura W. Doerre
Vice President and General Counsel Nabors Corporate Services, Inc.

cc:	Securities and Exchange Commission: H. Roger Schwall

Nabors Industries Ltd.: Eugene M. Isenberg R. Clark Wood

Milbank, Tweed, Hadley & McCloy LLP: Arnold B. Peinado, III Peter C. Bockos

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